# WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050




June 6, 2007



The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

| | Announcement | Issue Date |
|---|---|---|
| 1. | **MARKS AND SPENCER GROUP PLC - NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS** | May 31, 2007 |

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,



By: [signature]
Kenneth J. Miles
Authorized Representative

Enclosures

dw 6/20

**Issued:** Thursday 7 June 2007

**MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR THE "COMPANY")
NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AND CONNECTED PERSONS**

**1. Deferred Share Bonus Plan**

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Deferred Share Bonus Plan were made to the following PDMRs of the Company:

| **Directors** | **Allocation of Deferred Bonus Shares (see Note below)** |
|---|---|
| Stuart Rose | 222,898 |
| Ian Dyson | 111,449 |
| Steven Sharp | 111,449 |

| **Senior management** | **Allocation of Deferred Bonus Shares (see Note below)** |
|---|---|
| Kate Bostock | 28,985 |
| Guy Farrant | 36,424 |
| Graham Oakley | 37,149 |
| Andrew Skinner | 28,922 |

**Note:**
The above awards were made under the Company's Annual Bonus Scheme. This requires executive directors to defer 60% of their bonus earned and senior management to defer 50% of their bonus earned into shares in the Deferred Share Bonus Plan. For the purposes of this calculation the grant was made at a share price of 706.6p. The shares will be held for 3 years. There will be no match paid against these deferred shares, although the value of dividends accrued, either in the form of dividend equivalents or through a Dividend Reinvestment Plan, will be paid at the end of the period.

The Annual Bonus Scheme is designed to focus and reward executives for specific operational improvements which will drive the Company's performance. The targets for the Company are determined annually by the Remuneration Committee and for 2006/07 incorporated a mixture of profit before tax, business unit and retail sales and profit as appropriate. The targets for executive directors were entirely based on the delivery of corporate profit before tax.

**2. Performance Share Plan**

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Performance Share Plan were made to PDMRs of the Company:

| **Directors** | **Allocation of Performance Shares (see Note below)** |
|---|---|
| Stuart Rose | 594,395 |
| Ian Dyson | 297,197 |
| Steven Sharp | 297,197 |

| **Senior management** | **Allocation of Performance Shares (see Note below)** |
|---|---|
| Kate Bostock | 169,827 |
| Steven Esom | 141,522 |
| Guy Farrant | 113,218 |
| Carl Leaver | 100,834 |
| Graham Oakley | 99,065 |
| Andrew Skinner | 79,252 |

**Note:**

Under the Performance Share Plan, awards are granted as a conditional allocation, where a participant will receive free ordinary shares in the Company on the vesting of an award subject to continuing employment. The vesting of an

award will depend on the Company's adjusted earnings per share ("EPS") performance over a fixed three-year performance period starting on the first day of the financial year in which the awards were granted. For the purposes of this calculation, the grant was made at a share price of 706.6p.

**3. Restricted Share Plan**

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Restricted Share Plan were made to PDMRs of the Company:

| Senior management | Allocation of Restricted Shares (see Note below) |
|---|---|
| Steven Esom | 70,761 |
| Carl Leaver | 70,761 |

**Note:**

The Restricted Share Plan was established in 2000 as part of the reward strategy for senior management who are vital to the future success of the Company. The Plan operates for senior management below executive director level. Awards are made as part of ongoing reviews of reward packages, and as part of recruitment packages for new executives. The shares are held in Trust for a period of between one and three years, at which point they are released subject to the participant still being in employment with the Company.

For the purposes of this calculation the grant was made at a share price of 706.6p. There will be no match paid against these restricted shares, although the value of dividends accrued either in the form of dividend equivalents or through a Dividend Reinvestment Plan will be paid at the end of the period.

**4. Shareholdings of PDMRs**

Following the above notifications, excluding any conditional allocation of shares granted under the Deferred Share Bonus Plan, shareholdings of PDMRs, including those of their Connected Persons, are confirmed as follows:

| Directors | Total Holding of Ordinary Shares | Total Percentage Holding |
|---|---|---|
| Stuart Rose | 500,416 | De minimis |
| Ian Dyson | 60,000 | De minimis |
| Steven Sharp | 28,473 | De minimis |

| Senior management | Total Holding of Ordinary Shares | Total Percentage Holding |
|---|---|---|
| Kate Bostock | 13,120 | De minimis |
| Steven Esom | - | De minimis |
| Guy Farrant | 53,812 | De minimis |
| Carl Leaver | - | De minimis |
| Graham Oakley | 66,720 | De minimis |
| Andrew Skinner | 46,656 | De minimis |

The above information has been disclosed under DR 3.1.4R (1)

**Issued:** Thursday 7 June 2007

**MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR THE "COMPANY") NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AND CONNECTED PERSONS**

**1. Deferred Share Bonus Plan**

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Deferred Share Bonus Plan were made to the following PDMRs of the Company:

| **Directors** | **Allocation of Deferred Bonus Shares (see Note below)** |
|---|---|
| Stuart Rose | 222,898 |
| Ian Dyson | 111,449 |
| Steven Sharp | 111,449 |

| **Senior management** | **Allocation of Deferred Bonus Shares (see Note below)** |
|---|---|
| Kate Bostock | 28,985 |
| Guy Farrant | 36,424 |
| Graham Oakley | 37,149 |
| Andrew Skinner | 28,922 |

**Note:**
The above awards were made under the Company's Annual Bonus Scheme. This requires executive directors to defer 60% of their bonus earned and senior management to defer 50% of their bonus earned into shares in the Deferred Share Bonus Plan. For the purposes of this calculation the grant was made at a share price of 706.6p. The shares will be held for 3 years. There will be no match paid against these deferred shares, although the value of dividends accrued, either in the form of dividend equivalents or through a Dividend Reinvestment Plan, will be paid at the end of the period.

The Annual Bonus Scheme is designed to focus and reward executives for specific operational improvements which will drive the Company's performance. The targets for the Company are determined annually by the Remuneration Committee and for 2006/07 incorporated a mixture of profit before tax, business unit and retail sales and profit as appropriate. The targets for executive directors were entirely based on the delivery of corporate profit before tax.

**2. Performance Share Plan**

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Performance Share Plan were made to PDMRs of the Company:

| **Directors** | **Allocation of Performance Shares (see Note below)** |
|---|---|
| Stuart Rose | 594,395 |
| Ian Dyson | 297,197 |
| Steven Sharp | 297,197 |

| **Senior management** | **Allocation of Performance Shares (see Note below)** |
|---|---|
| Kate Bostock | 169,827 |
| Steven Esom | 141,522 |
| Guy Farrant | 113,218 |
| Carl Leaver | 100,834 |
| Graham Oakley | 99,065 |
| Andrew Skinner | 79,252 |

**Note:**

Under the Performance Share Plan, awards are granted as a conditional allocation, where a participant will receive free ordinary shares in the Company on the vesting of an award subject to continuing employment. The vesting of an

award will depend on the Company's adjusted earnings per share ("EPS") performance over a fixed three-year performance period starting on the first day of the financial year in which the awards were granted. For the purposes of this calculation, the grant was made at a share price of 706.6p.

**3. Restricted Share Plan**

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Restricted Share Plan were made to PDMRs of the Company:

| Senior management | Allocation of Restricted Shares (see Note below) |
|---|---|
| Steven Esom | 70,761 |
| Carl Leaver | 70,761 |

**Note:**

The Restricted Share Plan was established in 2000 as part of the reward strategy for senior management who are vital to the future success of the Company. The Plan operates for senior management below executive director level. Awards are made as part of ongoing reviews of reward packages, and as part of recruitment packages for new executives. The shares are held in Trust for a period of between one and three years, at which point they are released subject to the participant still being in employment with the Company.

For the purposes of this calculation the grant was made at a share price of 706.6p. There will be no match paid against these restricted shares, although the value of dividends accrued either in the form of dividend equivalents or through a Dividend Reinvestment Plan will be paid at the end of the period.

**4. Shareholdings of PDMRs**

Following the above notifications, excluding any conditional allocation of shares granted under the Deferred Share Bonus Plan, shareholdings of PDMRs, including those of their Connected Persons, are confirmed as follows:

| Directors | Total Holding of Ordinary Shares | Total Percentage Holding |
|---|---|---|
| Stuart Rose | 500,416 | De minimis |
| Ian Dyson | 60,000 | De minimis |
| Steven Sharp | 28,473 | De minimis |

| Senior management | Total Holding of Ordinary Shares | Total Percentage Holding |
|---|---|---|
| Kate Bostock | 13,120 | De minimis |
| Steven Esom | - | De minimis |
| Guy Farrant | 53,812 | De minimis |
| Carl Leaver | - | De minimis |
| Graham Oakley | 66,720 | De minimis |
| Andrew Skinner | 46,656 | De minimis |

The above information has been disclosed under DR 3.1.4R (1)

END